UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                               FORM 12b-25
                     NOTIFICATION OF LATE FILING
                                 OF
             QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934

(check one)   [ ] Form 10-K  [ ] Form 20-F  [  ] Form 11K  [X] Form 10-Q
              [  ] Form 10-D  [  ] Form N-SAR   [  ] Form N-CSR

               For Period Ended:  June 30, 2011

PART 1 - REGISTRANT INFORMATION


                     BALTIA AIR LINES, INC.
          (Exact name of registrant as specified in its charter)

  STATE of NEW YORK                          11-2989648
  (State of Incorporation)        (IRS Employer Identification No.)

          63-25 SAUNDERS STREET, STE 7I, REGO PARK, NY 11374
                 (Address of principal executive offices)

  Registrant's telephone number, including area code: (718) 275 5205


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)  [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The Company needs additional time to prepare its financial records to ensure compliance with all regulations, and to file its quarterly report Form 10-Q because the Company's accountant has not yet completed his required review and reports. Attempting to complete these records prior to the prescribed deadline would entail unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Steffanie J. Lewis
The International Business Law Firm PC
1915 Eye Street NW - Fifth Floor
Washington DC 20006-2118
Tel: 202 296-1111

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
ANSWER: Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ANSWER: No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   BALTIA AIR LINES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2011

/s/ Igor Dmitrowsky
------------------------
Igor Dmitrowsky
Chief Executive Officer and Chief Financial Officer (principal accounting officer)